SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 14, 2003


                        -------------------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                        -------------------------------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

 Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:   Press release dated October 14, 2003 - Turkcell Announces Update on the Extraordinary General Shareholders Meeting

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[TURKCELL LOGO OMITTED]

                                                           FOR IMMEDIATE RELEASE


             TURKCELL ANNOUNCES UPDATE ON THE EXTRAORDINARY GENERAL
                              SHAREHOLDERS MEETING


Istanbul, Turkey, October 14, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), today announced an update on the Extraordinary General Shareholders Meeting scheduled to convene on October 30, 2003.

On October 13, 2003, TeliaSonera announced that it has applied for a preliminary injunction to suspend the convening of Turkcell's Extraordinary General Shareholders Meeting to be held on October 30, 2003. TeliaSonera also announced that it believes that no valid legal grounds exist for the calling of this meeting by one of Turkcell's two statutory auditors. Turkcell has not been informed of any decision by the courts regarding this issue.


                              www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.


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For further information please contact:

Contact:

Turkcell                                  Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90-212/313-1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email: kate.delahunty@citigatedr.co.uk
or                                        Toby Moore
                                          Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations         Email: toby.moore@citigatedr.co.uk
Tel: +90-212/313-1290                     or
Email: mehmet.sezgin@turkcell.com.tr
investor.relations@turkcell.com.tr        United States:
                                          Victoria Hofstad/Jessica Wolpert
Media:                                    Tel: +1-201-499-3500
Zuhal Seker, Corporate Communications     Email: victoria.hofstad@citigatefi.com
Tel: +90-212/313-2330                     jessica.wolpert@citigatefi.com
Email: zuhal.seker@turkcell.com.tr
or
Bahar Erbengi, Corporate Communications
Tel: +90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr



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SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TURKCELL ILETISIM HIZMETLERI A.S.


Date: October 14, 2003                    By:  /s/ MUZAFFER AKPINAR
                                             -----------------------------------

                                          Name:    Muzaffer Akpinar
                                          Title:   Chief Executive Officer